Mail Stop 4561

November 7, 2007

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404

> Re: **SuccessFactors, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on October 31, 2007**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on November 2, 2007**
> **File No. 333-144758**

Dear Mr. Dalgaard:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of Amendment No. 5 that was provided to us by counsel.

General

1. Please refer to comment 5 of our letter dated August 17, 2007. We note your presentation of pro forma and pro forma as adjusted information throughout this filing, and we note that this information assumes that your convertible preferred stock will automatically convert to common stock upon the closing of this initial public offering. We also note your disclosure on page F-20, which indicates that this automatic conversion will only occur if your initial public offering has a per share offering price of at least $8.41. Given that your offering price range is $8.00 to $10.00, it appears that your initial public offering may not have a per share offering price of at least $8.41. Please confirm to us that if your per share offering price is below $8.41, you will revise your filing to address the impact this has on your assumed automatic conversion of convertible preferred stock.

Summary Consolidated Financial Data, page 5

2.   We note your presentation of pro forma as adjusted balance sheet data on page 6. Please provide us with your calculations for each of these pro forma as adjusted balances.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

3.   We note your disclosure of authorized pro forma shares of common stock on page 24 and your discussion of authorized capital stock on page 98. Please tell us why this number has not been filled in on the face of your balance sheet.

Notes to Consolidated Financial Statements, page F-7

Note 5. Convertible Preferred Stock, page F-19

4.   We note that you removed your reference to the subsequent interim period from the introductory language above the table at the bottom of page F-19. As this table now solely presents information as of December 31, 2006, please tell us why you have indicated that this information is unaudited.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson at (202) 551-3737 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if, you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP